UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

QIAGEN N.V.

(Name of Subject Company)

QIAGEN N.V.

(Name of Persons Filing Statement)

Ordinary shares, par value EUR 0.01 per share

(Title of Class of Securities)

N72482123

(CUSIP Number of Class of Securities)

Roland Sackers

Chief Financial Officer

QIAGEN N.V.

Hulsterweg 82

5912 PL Venlo

The Netherlands

Tel: 011-31-77-355-6600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jonathan L. Kravetz, Esq.

Michael L. Fantozzi, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, this “Schedule 14D-9”) relates to the tender offer by Quebec B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), for all issued ordinary shares, par value €0.01 per share (the “QIAGEN Shares”), of QIAGEN N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 12036979 (“QIAGEN”) at a price of €39.00 per QIAGEN Share, without interest to the holders thereof, payable in cash (the “Offer”). In connection with the Offer, QIAGEN’s Managing Board and Supervisory Board have prepared a joint statement on the Offer (the “Joint Reasoned Position Statement”) in accordance with the laws of Germany and The Netherlands. All the information set forth in the Joint Reasoned Position Statement, attached as Exhibit (a)(2), including the schedules thereto, is incorporated by reference herein in response to Items 1 through 8 of this Schedule 14D-9, and is supplemented by the information specifically provided in this Schedule 14D-9.

Item 1. Subject Company Information

The information contained in Section 2.1 of the Joint Reasoned Position Statement is incorporated herein by reference.

Item 2. Identity and Background of Filing Person

The filing person is the subject company, QIAGEN N.V. The business address and telephone number of the filing person are set forth in Section 2.1 of the Joint Reasoned Position Statement and incorporated herein by reference.

The information contained in Sections 1, 2.3, and 3 of the Joint Reasoned Position Statement is incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) on the one hand, QIAGEN or any of its affiliates and (ii) on the other hand (x) any of their respective executive officers, Managing Board members, Supervisory Board members or affiliates or (y) Thermo Fisher or any of its executive officers, directors or affiliates.

The information contained in Sections 8 and 11 of the Joint Reasoned Position Statement is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

The information contained in Sections 4, 12, and 13 of the Joint Reasoned Position Statement is incorporated herein by reference.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

The information contained in Section 9 of the Joint Reasoned Position Statement is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company

Except as set forth or incorporated by reference in this Schedule 14D-9, no transactions with respect to QIAGEN’s securities have been effected by QIAGEN or, to its knowledge after making reasonable inquiry, by any of the members of the Supervisory Board or Managing Board or QIAGEN’s executive officers, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

The information contained in Sections 8 and 11 of the Joint Reasoned Position Statement is incorporated herein by reference.

Item 7. Purposes of the Transactions and Plans or Proposals

Except as set forth or incorporated by reference in this Schedule 14D-9, QIAGEN is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of QIAGEN’s securities by QIAGEN, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving QIAGEN or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of QIAGEN or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of QIAGEN.

Except as set forth or incorporated by reference in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

The information contained in Section 10 of the Joint Reasoned Position Statement is incorporated herein by reference.

Item 8. Additional Information

The summaries of the Business Combination Agreement, the employment agreements with Thierry Bernard, Roland Sackers, Barthold Piening, Thomas Schweins, Jonathan Sheldon, Jean-Pascal Viola, and Stephany Foster, the letter agreements with Thierry Bernard, Barthold Piening, Thomas Schweins, Jonathan Sheldon and Jean-Pascal Viola, the Non-Tender Agreement, and the Confidentiality and Non-Disclosure Agreement described in the Joint Reasoned Position Statement are incorporated herein by reference, do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibits (e)(1), (e)(8), (e)(9), (e)(10), (e)(11), (e)(12), (e)(13), (e)(14), (e)(15), (e)(16), (e)(17), (e)(18), (e)(19), (e)(20), (e)(21), (e)(22), (e)(23), (e)(24), and (e)(25).

The information contained in the Joint Reasoned Position Statement is incorporated herein by reference in its entirety.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer Document, dated May 18, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on May 18, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on May 18, 2020).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on May 18, 2020).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on May 18, 2020).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on May 18, 2020).

(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on May 18, 2020 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on May 18, 2020).

(a)(1)(G)	Technical Guidelines for the Settlement (English translation (except for German version of Form of Letter to Clients and Declaration of Acceptance) of document prepared in German only (except for English version of Form of Letter to Clients and Declaration of Acceptance)) (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on May 18, 2020).

(a)(2)*	Joint Reasoned Position Statement of the Managing Board and the Supervisory Board of QIAGEN N.V., dated May 18, 2020.

(a)(5)(A)	Joint Press Release issued by Thermo Fisher Scientific Inc. and QIAGEN N.V., dated March 3, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by QIAGEN N.V. with the U.S. Securities and Exchange Commission on March 3, 2020).

(a)(5)(B)	Letter to Employees (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by QIAGEN N.V. with the U.S. Securities and Exchange Commission on March 3, 2020).

(a)(5)(C)	Employee Presentation (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by QIAGEN N.V. with the U.S. Securities and Exchange Commission on March 3, 2020).

(a)(5)(D)	Frequently Asked Questions for Employees (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9 filed by QIAGEN N.V. with the U.S. Securities and Exchange Commission on March 3, 2020).

(a)(5)(E)	Ad hoc Announcement, dated March 3, 2020 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed by QIAGEN N.V. with the U.S. Securities and Exchange Commission on March 3, 2020).

(a)(5)(F)	Investor Presentation, dated March 3, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on March 3, 2020).

Exhibit No.	Description

(a)(5)(G)	Publication of the decision to make a takeover offer pursuant to Section 10 Para 1 of the German Securities Acquisition and Takeover Act, dated March 3, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on March 3, 2020).

(a)(5)(H)	Letter to QIAGEN N.V. Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated March 3, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on March 3, 2020).

(a)(5)(I)	Transcript of Investor Conference Call held by Thermo Fisher Scientific Inc. on March 3, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on March 3, 2020).

(a)(5)(J)	Excerpt of transcript of Q1 2020 Earnings Call held by Thermo Fisher Scientific Inc. on April 22, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on April 23, 2020).

(a)(5)(K)	Press Release issued by Thermo Fisher Scientific Inc., dated May 18, 2020 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on May 18, 2020).

(a)(5)(L)	Announcement of availability of the Offer Document pursuant to Section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisitions and Takeover Act, dated May 18, 2020 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on May 18, 2020).

(a)(5)(M)*	Press Release issued by QIAGEN N.V., dated May 18, 2020.

(a)(5)(N)*	English translation of the Notice of Publication as filed with the German Federal Gazette on May 18, 2020.

(a)(5)(O)*	Letter to QIAGEN Employees, dated May 18, 2020.

(e)(1)	Business Combination Agreement, dated as of March 3, 2020, by and between Thermo Fisher Scientific Inc. and QIAGEN N.V. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on March 9, 2020).

(e)(2)	QIAGEN N.V. Amended and Restated 2005 Stock Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement of QIAGEN N.V. on Form S-8 filed with the U.S. Securities and Exchange Commission on November 17, 2011).

(e)(3)	QIAGEN N.V. 2014 Stock Plan, as amended (incorporated by reference to Exhibit 99.1 to the Registration Statement of QIAGEN N.V. on Form S-8 filed with the U.S. Securities and Exchange Commission on May 5, 2017).

(e)(4)(A)*	Form of Supervisory Board Option Award Agreement under the QIAGEN N.V. Amended and Restated 2005 Stock Plan.

(e)(4)(B)*	Form of Executive Option Award Agreement under the QIAGEN N.V. Amended and Restated 2005 Stock Plan.

(e)(5)*	Form of Supervisory Board Restricted Stock Unit Award Agreement under the QIAGEN N.V. Amended and Restated 2005 Stock Plan and the QIAGEN N.V. 2014 Stock Plan, as amended.

(e)(6)*	Form of Restricted Stock Unit Award Agreement under the QIAGEN N.V. Amended and Restated 2005 Stock Plan and the QIAGEN N.V. 2014 Stock Plan, as amended.

(e)(7)*	Form of Performance Stock Unit Award Agreement under the QIAGEN N.V. Amended and Restated 2005 Stock Plan and the QIAGEN N.V. 2014 Stock Plan, as amended.

(e)(8)*	Employment Agreement, dated January 7, 2015, by and between QIAGEN Inc. and Thierry Bernard.

(e)(9)*	Bonus Agreement, dated December 4, 2019, by and between QIAGEN LLC and Thierry Bernard.

Exhibit No.	Description

(e)(10)*	Employment Agreement, dated August 5, 2004, by and between QIAGEN N.V. and Roland Sackers, as amended by Amendment 1, dated March 16, 2006; Amendment 2, dated November 9, 2006; Amendment 3, dated December 20, 2007; Amendment 4, dated October 1, 2009; and Amendment 5, dated January 1, 2017.

(e)(11)*	Employment Agreement, dated November 9, 2006, by and between QIAGEN Deutschland Holding GmbH and Roland Sackers, as amended by Amendments dated December 20, 2007, May 5, 2011, May 17, 2013, May 6, 2014, December 2, 2016, January 31, 2017 and February 25, 2020.

(e)(12)*	Employment Agreement, dated December 1, 2006, by and among QIAGEN N.V., QIAGEN Deutschland Holding GmbH, QIAGEN North American Holdings, Inc. and Roland Sackers, as amended by Amendments dated December 20, 2007, May 17, 2013, January 31, 2017 and February 25, 2020.

(e)(13)*	Employment Agreement, dated November 9, 2018, by and between QIAGEN GmbH and Barthold Piening, as supplemented by the Supplementary Agreement, dated November 9, 2018, by and between QIAGEN GmbH and Barthold Piening.

(e)(14)*	Employment Agreement, dated May 15, 2006, by and between QIAGEN GmbH and Thomas Schweins, as amended by Amendment, dated January 4, 2008.

(e)(15)*	Employment Agreement, dated December 21, 2017, by and between QIAGEN Manchester Limited and Jonathan Sheldon, as amended in December 2018, as supplemented by Supplementary Agreement, dated December 21, 2017, by and between QIAGEN Manchester Limited and Jonathan Sheldon.

(e)(16)*	Employment Agreement, dated March 15, 2017, by and between QIAGEN GmbH and Jean-Pascal Viola, as amended by Amendment, dated June 13, 2017 and October 4, 2017, as supplemented by Supplementary Agreement, dated March 15, 2017, by and between QIAGEN GmbH and Jean-Pascal Viola.

(e)(17)*	Employment Agreement, dated January 11, 2018, by and between Q Biotechnology C.V. and Jean-Pascal Viola.

(e)(18)*	Employment Agreement, dated October 15, 2019, by and between QIAGEN LLC and Stephany Foster.

(e)(19)*	Letter Agreement, dated March 2, 2020, by and between Thermo Fisher Scientific Inc. and Thierry Bernard.

(e)(20)*	Letter Agreement, dated March 2, 2020, by and between Thermo Fisher Scientific Inc. and Barthold Piening.

(e)(21)*	Letter Agreement, dated March 2, 2020, by and between Thermo Fisher Scientific Inc. and Thomas Schweins.

(e)(22)*	Letter Agreement, dated March 2, 2020, by and between Thermo Fisher Scientific Inc. and Jonathan Sheldon.

(e)(23)*	Letter Agreement, dated March 2, 2020, by and between Thermo Fisher Scientific Inc. and Jean-Pascal Viola.

(e)(24)*	Non-Tender Agreement, dated April 27, 2020, between QIAGEN N.V. and Quebec B.V.

(e)(25)*	Confidentiality and Non-Disclosure Agreement, dated November 13, 2019, between Thermo Fisher Scientific Inc. and QIAGEN N.V.

(e)(26)	Articles of Association as confirmed by notarial deed as of January 17, 2020 (incorporated by reference to Exhibit 1.1 to the Form 20-F filed by QIAGEN N.V. with the U.S. Securities and Exchange Commission on March 2, 2020).

(g)	Not applicable.

*	Filed Herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QIAGEN N.V.

By:	/s/ Roland Sackers
Name: Roland Sackers
Title: Chief Financial Officer

Date: May 18, 2020